December 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281)293-1054

Janet Langford Kelly
Senior Vice President, Legal, General Counsel and Corporate Secretary
ConocoPhillips Corporation
600 North Dairy Ashford,
Houston, Texas 77079

> **Re: ConocoPhillips Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2007**
> **File No. 001-32395**

Dear Ms. Kelly:

We have reviewed your response letter dated October 12, 2007, and have the following comments. Please respond to our comment by December 26, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Decisions, page 29

1.   We note your response to prior comment 7. Therefore, we reissue the comment. It still appears that you take into account specific items of corporate performance and individual performance in setting compensation policies and making compensation decisions.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor